Exhibit 99.1

Agenda 1 :	Treasury Share Disposal to List in Tokyo Stock Exchange
In accordance with Article 189-2 of the Securities and Exchange Act and Article 84-3 of the Enforcement Decrees of the same Act, POSCO resolved to dispose treasury shares as follows;
     1. Treasury Share Disposal
–	Purpose: to list the Company’s ADR in the TSE

–	Type and number of shares to be disposed : 3,500,000 registered common shares

–	Price of shares to be disposed : Based on the prior-pricing-day ADR closing price, to be decided considering expected demand

–	Amount of shares to be disposed : approximately US$0.71 bil.

–	Method of Disposal : Public Offering outside United States

–	Date of Disposal : 2005. Nov. 21 (planned)

Agenda 2:	Treasury Stock Specific Money Trust Contract Renewal
In accordance with Article 189-2 of the Securities and Exchange Act and Article 84-3 of the
Enforcement Decrees of the same Act, POSCO resolved to renew the Treasury Stock Specific Money Trust contract.
     1. Treasury Stock Specific Money Trust Contract Renewal
–	Purpose : To stabilize the Company’s share price

–	Contract Amount : 194.5 bil. won

–	Contract Date : 2005. Nov. 5

–	Contract Period : 2005. Nov. 5 ~ 2006. Nov. 4

–	Trust Company : Hana Bank

Agenda 3:	Partial Sale of Treasury Shares to Employee Stock Ownership Association (ESOA)
In accordance with purchasing company stock by the ESOA fund, POSCO resolved as follows;
     1. Sale of Treasury Shares to the ESOA
–	Purpose : Support employee welfare

–	No. of Shares: 36,453 shares (0.04% of total issued shares)

–	Sale Price: 124,500 won/share (Determined pursuant to Article 9 of the ESOP agreement)

–	Sale Amount: 4,538 million won

–	Sale Method: Over-the- counter transaction

–	Date of Sale: October 25, 2005